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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Carter        Stephen           P.           Woodward Governor Company      WGOV            ----                 ----
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                           Vice President,
                                                                                             Chief Financial
   5001 North Second Street                                                07/2001           Officer and Treasurer
--------------------------------------------                            -------------------  ----------------------  -------------
                    (Street)                                             5. If Amendment,    7. Individual or Joint/Group Filing
                                                                            Date of Original        (Check Applicable Line)
                                                                           (Month/Year)      _X_Form filed by One Reporting Person
                                                                                             ___Form filed by More than One
   Rockford        IL               61111                                                        Reporting Person
 ----------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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   Woodward Governor Company         07/25/01    P(*)             68       A      $73.50      1,971.985        D
   Common Stock
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   Woodward Governor Company                                                                  2,278.937        I         Stock Plan
   Common Stock
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(*) Purchase pursuant to an
established Rule 10b5-1 Plan-
Officer Stock Purchase
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $16.625                                                     11/18/1996  01/17/2006
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $23.50                                                      11/18/1996  11/17/2006
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $32.25                                                      11/17/1997  11/16/2007
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $32.00                                                      01/14/1998  01/13/2008
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $22.00                                                      11/16/1998  11/15/2008
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $24.75                                                      11/15/2000  11/15/2009
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $41.813                                                     11/20/2001  11/20/2010
    (right to buy)
-------------------------------------------------------------------------------------------------------------------------
    Phantom Stock Units                1-for-1                                                     (1)         (1)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
   Common Stock        3,000(a)                    3,000         D
------------------------------------------------------------------------------------------
   Common Stock       17,600(b)                   20,600         D
------------------------------------------------------------------------------------------
   Common Stock       20,068(b)                   40,668         D
------------------------------------------------------------------------------------------
   Common Stock        7,542(b)                   48,210         D
------------------------------------------------------------------------------------------
   Common Stock       18,000(b)                   66,210         D
------------------------------------------------------------------------------------------
   Common Stock       13,000(b)(c)                79,210         D
------------------------------------------------------------------------------------------
   Common Stock       10,000(b)(c)                89,210         D
------------------------------------------------------------------------------------------
   Common Stock       13,395        $41.813      102,605         D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:
(a) Stock options originally granted on January 17, 1996 under the Woodward Governor
    Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996.
(b) Grant to reporting person of option to buy shares of common stock under the Woodward
    Governor Company 1996 Long-Term Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded
    Deferred Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.

                                                                                       /s/ Stephen P. Carter        August 9, 2001
                                                                                  -------------------------------   --------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person        Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

To view the actual filing form and general Instructions go to: www.sec.gov/smbus/forms/form4.htm
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